China Technology Retains Financial Dynamics as Its Investor Relations Agency

HONG KONG, September 26, 2007 -— China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or the “Company”) today announced that it has selected and retained Financial Dynamics Limited (hereinafter “FD”) to provide investor relations (“IR”) consultancy and a full range of IR services to the Company, effective from September 27, 2007, to increase the Company’s communications and visibility within the investment community. FD will work closely with the Company to promote seamless communication of corporate strategy and business development as well as other corporate events between the Company and its current and prospective investors.

FD is the world’s most sought-after business and financial communications consultancy with its joint headquarters in New York and London. Named PR Week’s 2006 “International Consultancy of the Year,” FD’s 550 professionals advise more than 750 clients from 19 hub offices across the major business centers of the world. FD is also a market leader in M&A advisory work and structured around specialist sector teams operating on an international basis. For more information, please visit http://www.fd.com.

About CTDC:

CTDC is engaged in information network security in the People’s Republic of China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the most important Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.